UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

LEAGUE NOW HOLDINGS CORP.
(Name of Issuer)

Shares of Common Stock, $0.001 Par Value
(Title of Class of Securities)

52177P300
(CUSIP Number)

John L. Bianco
Chief Executive Officer
League Now Holdings Corp.
6980 South Edgerton Road
Brecksville, Ohio 44141
440-546-9440
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  52177P300

1.           Names of Reporting Person:     John L. Bianco

I.R.S. Identification Nos. of above persons (entities only):

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.           SEC Use Only:

4.           Source of Funds (See Instruction):     PF

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e):     ☐

6.           Citizenship or Place of Organization:    United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:

7	Sole Voting Power:	29,000,000

8	Shared Voting Power:	-0-

9	Sole Dispositive Power:	29,000,000

10	Shared Dispositive Power:	-0-

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:
            29,000,000

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  ☐

13.         Percent of Class Represented by Amount in Row (11):
55.8%

14.         Type of Reporting Person (See Instructions):
IN

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ITEM 1.          SECURITY AND ISSUER

Security:  Common Stock, par value $0.001 per share (the “Common Stock”) (CUSIP No. 52177P300)

Issuer:    League Now Holdings Corp.
6980 South Edgerton Road
Brecksville, Ohio 44141

ITEM 2.         IDENTITY AND BACKGROUND

(a)	Name of Persons filing this Statement:

John L. Bianco (the “Reporting Person”)

(b)	Residence or Business Address:

6980 South Edgerton Road, Brecksville, Ohio 44141

(c)	Present Principal Occupation and Employment:

Information technology; Chief Executive Officer of League Now Holdings Corp.

 (d)  Criminal Convictions:

None of the Reporting Persons have been charged or convicted in a criminal proceeding during the last five years.

(e)   Civil Proceedings:

None of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where such person, as result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

 (f)  State of Incorporation/Organization/Citizenship:

American

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person was the principal of Infiniti Systems Group, Inc., which was acquired by the Issuer pursuant to the Stock Purchase Agreement and Share Exchange dated January 20, 2012, pursuant to which the Reporting Person received 29,000,000 common shares of the Issuer in exchange for his shares of Infiniti Systems Group, Inc.  The Reporting Person used personal funds to purchase the shares from Infiniti Systems Group, Inc., which securities were used to acquire the shares from the Issuer.

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ITEM 4.         PURPOSE OF TRANSACTION

The Reporting Person acquired his shares of Common Stock in connection with the Issuer’s acquisition of Infiniti Systems Group, Inc. pursuant to the Stock Purchase Agreement and Share Exchange dated January 20, 2012.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

(a)  The Reporting Person is the beneficial owner of 29,000,000 shares of Common Stock, or approximately 55.8% of the issued and outstanding shares of Common Stock of the Issuer.

(b)  The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares of Common Stock of the Issuer currently owned by him.

(c)  The Reporting Person acquired the 29,000,000 shares of Common Stock of the Issuer on January 20, 2012.

(d)  No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e)  Not applicable.

ITEM 6.         CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

Stock Purchase Agreement and Share Exchange dated January 20, 2012, by and between the Issuer and Infiniti Systems Group, Inc.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2012	/s/John L. Bianco

Name: John L. Bianco

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